Organigram Announces Results of Annual and Special Meeting, including Shareholder Approval of Name Change to Organigram Global Inc.

TORONTO, Ontario – (BUSINESS WIRE) – March 24, 2025 – Organigram Holdings Inc. (“Organigram” or the “Company”) (TSX: OGI) (NASDAQ: OGI) announced today the results of voting at its annual general and special meeting of shareholders (the “Shareholders”) held virtually on March 24, 2025 (the “Meeting”).
Shareholder Approval of the Name Change and Articles of Amendment
At the Meeting, a special resolution approving an amendment to the articles of the Company to change the name of the Company to “Organigram Global Inc.” (the “Name Change”), was approved by the affirmative vote of 95.778% of the votes represented at the Meeting.
The Name Change remains subject to regulatory approvals, including the approval of the TSX. The TSX has conditionally approved the Name Change subject to the Company fulfilling all requirements of the TSX.
Election of Directors
Each of the ten nominees listed in the Company’s management information circular dated February 12, 2025 (the “Circular”) provided in connection with the Meeting were elected as directors of the Company. The Company received proxies and virtual votes at the Meeting as set out below:

Nominee	# Votes For	% of Votes For	# Votes Against	% of Votes Against
Peter Amirault	46,410,326	96.281%	1,792,595	3.719%
Dexter John	47,407,753	98.350%	795,167	1.650%
Stephen Smith	47,430,497	98.398%	772,423	1.602%
Geoffrey Machum	47,443,066	98.424%	759,854	1.576%
Sherry Porter	47,367,514	98.267%	835,406	1.733%
Marni Wieshofer	47,431,047	98.399%	771,873	1.601%
Simon Ashton	47,421,514	98.379%	781,407	1.621%
Karina Gehring	47,442,873	98.423%	760,048	1.577%
Craig Harris	47,420,091	98.376%	782,829	1.624%
Beena Goldenberg	39,191,600	81.305%	9,001,320	18.695%
The biographies of the Company’s directors are set out in the Circular, which is available under the Company’s profile on SEDAR+ at www.sedarplus.ca. and on EDGAR at www.sec.gov.
Committee Composition
Following the Meeting, the Board has reviewed and approved the composition of its Committees. The Investment Committee now consists of Dexter John (Chair), Stephen Smith, Marni Wieshofer, Simon Ashton and Craig Harris. The Governance, Nominating and Sustainability Committee now consists of Geoff Machum (Chair), Sherry Porter, Dexter John and Craig Harris. The Audit Committee remains unchanged consisting of Stephen Smith (Chair), Dexter John, Marni Wieshofer and Simon Ashton and the Compensation Committee remains unchanged consisting of Sherry Porter (Chair), Geoff Machum and Karina Gehring.
Appointment of Auditor
Further, an ordinary resolution approving the appointment of PKF O'Connor Davies LLP as the Company’s auditor until the next annual meeting of the shareholders of the Company or until its successor is duly appointed and authorizing the directors of the Company to fix its remuneration was approved by the affirmative vote of 95.148% of the votes represented at the Meeting.
About Organigram Holdings Inc.
Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include Organigram Inc., a licensed cultivator of cannabis and manufacturer of cannabis-derived goods in Canada, and Motif Labs Ltd., a licensed cannabis processor.

Organigram is focused on producing high-quality cannabis for adult recreational consumers, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Tremblant Cannabis, Trailblazer, BOXHOT and DEBUNK. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company also operates two additional cannabis processing facilities in Southwestern Ontario; one in Aylmer and the other in London. The facility in Aylmer houses best-in-class CO2 and Hydrocarbon extraction capabilities, and is optimized for formulation refinement, post-processing of minor cannabinoids, and pre-roll production. The facility in London will be optimized for labelling, packaging, and national fulfillment. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).
Forward-Looking Information
This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include receipt of all required regulatory approvals including final approval from the TSX, and factors and risks as disclosed in the Circular, and the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. Such assumptions include, without limitation, that all conditions for approval of the name change will be satisfied. The forward-looking information included in this news release is provided as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

For Investor Relations enquiries:
Max Schwartz, Director of Investor Relations
investors@organigram.ca
For Media enquiries:
Megan McCrae, Senior Vice President – Global Brands and Corporate Affairs
megan.mccrae@organigram.ca